Exhibit 99.2

Immediate Report on the changes in the holdings status of the Corporation and its interested parties
Section 33 (a) of the Securities (Periodic and Immediate Reports) Regulations

We hereby report that on 1st, 4th, 8th and 22nd January 2009 there was a change in the number of the shares held by Tao Tsuot Ltd.

The name of the holder of the shares: Tao Tsuot Ltd.

Identity type and number: identity number with the Israeli Registrar of Companies: 520014101

Nationality / country of incorporation or registration: incorporated in Israel

Name of share: Scailex Stock Exchange security no. 1082353

The change was made by way of: Sale

The date on which the transaction was made: 1st, 4th, 8th and 22nd January 2009

The quantity of shares involved in the change: (86,589)

The sale was made: in the course of trading on the Stock Exchange.

The number of shares that were held by the holder before the change was: 9,262,485

The number of shares that are held by the holder after the change is: 9,175,896

The outstanding percentage of the Corporation’s held by the holder after the change is 24.63%

The fully diluted percentage of the Corporation’s held by the holder after the change is 24.60%